UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Selectica, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0432030

(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

1740 Technology Drive, Suite 450, San Jose, CA	95110

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates:                                          (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

The undersigned Registrant hereby amends the following Items, Exhibits or other portions of its Registration Statement on Form 8-A dated February 6, 2003 previously filed with the Securities and Exchange Commission (the “SEC”).
Item 1. Description of Registrant’s Securities to be Registered.
Item 1 of the Form 8-A dated February 6, 2003 (the “Registration Statement”), filed by Selectica, Inc. (the “Company”) with the SEC is hereby amended and restated as follows:
          On February 4, 2003, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.0001 per share, of the Company (the “Common Stock”). The dividend was payable on February 28, 2003 to the stockholders of record on February 18, 2003 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.0001 per share, of the Company (the “Preferred Stock”) at a price of $18.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment, or, under certain circumstances, a number of shares of Common Stock with a market value equal to two times the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement dated as of February 4, 2003, as the same may be amended from time to time (the “Rights Agreement”), between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the “Rights Agent”).
          On November 16, 2008, the Board approved Amendment To Rights Agreement to the Rights Agreement (the “Amendment”), which is effective November 17, 2008. As amended, the rights generally become exercisable if a person or group becomes the beneficial owner of 4.99% or more of the outstanding Common Stock of the Company or announces a tender offer for 4.99% or more of the outstanding Common Stock. Before the amendment, the beneficial ownership percentage threshold to trigger exercisability of the rights was 15%.
          The Rights are not exercisable until the “Distribution Date.” Under the Rights Agreement, as amended, a “Distribution Date” generally occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has, subsequent to the adoption of the Rights Agreement, become, an “Acquiring Person” or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 4.99% or more of the outstanding shares of Common Stock. Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 4.99% or more of the outstanding shares of Common Stock, provided, however, that any person who would otherwise qualify as an Acquiring Person as of the close of business on November 17, 2008 will not be deemed to be an Acquiring Person unless and until such time as such person acquires the beneficial ownership of additional shares of Common Stock representing one-half of one percent (.5%) or more of the shares of Common Stock then outstanding, unless upon becoming the beneficial owner of such additional Common Stock such person or group (i) would beneficially own 15% or more of the outstanding shares of Common Stock or (ii) would not beneficially own 4.99% or more of the outstanding shares of Common Stock. Additionally, any person or group who the Company’s board of directors determines inadvertently exceeded the 4.99% threshold can avoid the dilutive effect of the Rights by promptly divesting shares of the Company’s Common Stock so as to reduce its interest below the threshold level. The Amendment further provides that the Company’s board of directors may, in its sole discretion, exempt any person or group from the provisions of the Rights Agreement if the board of directors determines that such person’s or group’s ownership of the Company’s Common Stock will not jeopardize or endanger the availability to the company of its net operating loss carry forwards. Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates together with a copy of this Summary of Rights.
          The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
          The Rights are not exercisable until the Distribution Date. The Rights will expire on February 4, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.
          The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).
          The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
          Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.
          Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
          In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.
          In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.
          At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.
          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.
          At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common

Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
          For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.
          Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
          The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, as Exhibit B the form of Rights Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Stock, was attached as Exhibit 1 to the Form 8-A filed by the Company on February 6, 2003. The Amendment was attached as Exhibit 4.1 to the Form 8-K filed by the Company on November 17, 2008. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits, which are incorporated by reference herein.
Item 2. Exhibits.
Item 2 of the Registration Statement is hereby amended as follows:
          1. Rights Agreement, dated as of February 4, 2003, between Selectica, Inc. and U.S. Stock Transfer Corporation as Rights Agent, together with the following exhibits thereto: Exhibit A - Form of Certificate of Designation of Series A Junior Participation Preferred Stock of Selectica, Inc.; Exhibit B — Form of Right Certificate; Exhibit C — Summary of Rights to Purchase Shares of Preferred Stock of Selectica, Inc. (incorporated by reference to Exhibit 1 to the Form 8-A filed by the Company on February 6, 2003).
          2. Amendment To Rights Agreement to the Rights Agreement dated as of November 17, 2008, between Selectica, Inc. and U.S. Stock Transfer Corporation as Rights Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on November 17, 2008).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SELECTICA, INC.
Date: November 17, 2008	By:	/s/ Richard Heaps
Richard Heaps
Chief Financial Officer and General Counsel